DAVIDOFF MALITO & HUTCHER LLP
605 Third Avenue, 34th Floor
New York, NY 10158
(212) 557-7200

WRITER'S DIRECT: 646-428-3210
E-MAIL: ehl@dmlegal.com

May 18, 2011

Via EDGAR Correspondence and U.S. Mail

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:           Blue Earth, Inc.
File No. 333-148346

Dear Mr. Cascio:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to your letter to the Company dated May 13, 2011.  Please be advised again that the Company’s new fax number is (702) 263-1823.

Form 8-K Amendment No. 1 for item 4.01

1.           We note your response in the letter dated April 8, 2011 that you believe the Exhibit 16 letter from the Davis firm is not needed.  Please note that the Exhibit 16 letter is required by Item 304(a)(3) of Regulation S-K.  Please include as an exhibit a letter from your former auditors addressing the revised disclosures in your amended Form 8-K.

The Company’s response dated April 18, 2011 erred in saying that a required exhibit was not needed.  However, we were correct to say “it is extremely unlikely to be obtained, although all efforts will be made.”  As described below, all efforts to reach Mr. Davis and his firm were unsuccessful.

On April 22, 2011, the undersigned sent via email to Mr. Edwin Davis a copy of the Form 8-K/A Amendment No. 1 to Form 8-K for January 22, 2010, regarding the change of accountants from his firm to Salberg & Company, PA.  As evidenced in the enclosed email dated April 22, 2011, such email was sent to Mr. Davis’s last known email address and returned undeliverable.  On April 25, 2011, the undersigned sent the enclosed letter together with the

Mr. Brian Cascio

Amended Form 8-K to Mr. Davis’s last known mailing address.  I have enclosed the certified mail receipt, however, have not received back any confirmation of delivery.

The Company has tried by all available means to reach Mr. Davis via telephone and otherwise to no avail.

John C. Francis, Vice President, Blue Earth, Inc. made the following efforts to contact Davis Accounting Group P.C.  The following is a list and summary of the search efforts on the Internet to contact the Davis Accounting Group P.C. with the last known business address as 1957 W. Royal Hunte Drive, Cedar City, UT 84720. The phone numbers provided in prior SEC filings are: 435.865.2808; 435.865.2819 and 877.888.2937.  All of these phone numbers were disconnected or were not answered after several rings.

1.	Davis Accounting Group P.C. web site. Clicking on the URL – www.davisaccountinggroup.com produced a “not found” response.

2.	Chamber of Commerce Cedar City web site. Provided the same contact information as stated above, which also failed to receive direct contact with the Davis Accounting Group.

3.	Better Business Bureau at www.bbb.org/utah. Provided same contact information for Davis Accounting Group P.C. with the 877.888.2937 phone number, which was disconnected.

4.	Biz Compare – bizcompare.com, same information as above with the phone number of 435.865.2819 that was not answered.

5.	Manta.com. Provided same information as above. Clicking the listed web site address produced “no page found”.

In addition, the Company’s internal accountants tried all of the phone numbers that they had for such firm. They tried to call the employees of Davis Accounting Group that they had worked with in the past. All of the phone numbers were disconnected with no new numbers available. They Googled Mr. Davis’s name and found an article that indicates that he was arrested for check fraud. There was no indication that he has been released from jail.

If the Staff has any knowledge of Mr. Davis’s whereabouts, the Company would be glad to attempt to reach him.  Otherwise, the Company believes that it responded in full to all outstanding accounting comments.

Mr. Brian Cascio

Please do not hesitate to call me if you wish to discuss this matter further at (646) 428-3210.

Very truly yours,

DAVIDOFF MALITO & HUTCHER LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

cc:  Dr. Johnny R. Thomas